SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 12, 2013

I. Date, Time and Place: August 12, 2013, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, , Jardim Aeroporto, São Paulo/SP (“Company”). II.  Attendance: All the members of the Board of Directors of the Company. III.  Chairmanship of the Meeting: Chairman: Mr. Henrique Constantino; Secretary: Claudia Karpat; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V.  Agenda: To pass resolutions about the following items: (a) approval of the Financial Statements of the Company for the second quarter of 2013; (b) election of Mr. Edmar Prado Lopes Neto to the office of Financial Vice-President Officer of the Company;(c) approval of the amendment to the bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee; (d) election of the new member of the Accounting and Tax Policies and Financial Statements Sub-Committee of the Company; and (e)  organization of the companies Gol LuxCo S.A. and Gol Dominicana Lineas Aereas SAS. VI. Resolutions made: After the necessary explanations were provided, and after a detailed review of the Financial Statements and other documents referring to the matters of the agenda, the following resolutions were approved by unanimous vote: (a) the Financial Statements for the second quarter of 2013, with special review issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). Accordingly, one copy of the Financial Statements, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office of the Company and disclosed as required by law; (b) the election of the current Investor Relations Officer, Mr. Edmar Prado Lopes Neto, Brazilian, married, engineer, bearer of Identity Card RG nº 04.066.178-7, issued by the IFP/RJ and enrolled with the CPF/MF under nº 931.827.087-91, domiciled at Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 17, Jardim Aeroporto, São Paulo/SP, also to the office of Financial Vice-President Officer of the Company. Mr. Edmar will take office as of this date, accumulating to the position of Investor Relations Officer , for a term of office until the next following election of the Board of Executive Officers of the Company, which shall occur in March 2014; (c)  amendment to art. 2 of the bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee, as per “Annex I” hereto (Bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee), in order to increase the number of members of this Sub-Committee from, till, four (4) to, till, five (5); (d)  the election of Mr. Natan Szuster, Brazilian, married, accountant, bearer of Identity

1

Card R.G. nº 2.964.224, issued by the Detran-RJ and enrolled with the C.P.F. under nº 388.585.417-15, domiciled on Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 17, Jardim Aeroporto, São Paulo/SP, to be a member of the Accounting and Tax Policies and Financial Statements Sub-Committee of the Company, which shall occur in March 2014; and (e)   under the terms of Article 16, item “j”, of the Bylaws, the confirmation of the organization of the two subsidiaries of the Company, namely: (i)  Gol LuxCo S.A., organized in accordance with the laws of the Grand-Duchy of Luxembourg; and (ii) Gol Dominicana Lineas Aereas SAS., organized under the laws of the Dominican Republic. VII. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

São Paulo, August 12, 2013.

__________________________ Henrique Constantino Chairman	_________________________ Claudia Karpat Secretary

2

ANNEX I

BYLAWS

OF THE ACCOUNTING AND TAX POLICIES AND FINANCIAL STATEMENTS SUB-COMMITTEE

Article 1 – The Accounting and Tax Policies and Financial Statements Sub-Committee is a division that is subordinated to the Audit Committee and to the Board of Directors, and has the following duties and responsibilities:

(a) from time to time revise the accounting and tax policies and financial statements of the Company and to make recommendations to the Board of Directors;

(b) follow-up and assess the compliance with the accounting and tax policies and financial statements adopted by the Company;

(c) prepare and provide to the Audit Committee a summary of review and approval of the matters discussed by the Sub-Committee;

(d) submit quarterly presentations to the Audit Committee about matters within its incumbency; and

(e) advise the Audit Committee of issues which it understands that should be the subject matter of assessment, review and/or any other action by the referred Audit Committee.

Article 2 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall comprise up to five (5) members, elected by the Board of Directors, namely: the Financial Vice-President of the Company or one Executive Officer with equivalent duties, one (1) member of the Board of Directors, or one (1) member of the Audit Committee and three (3) independent experts, as special technical members, for terms of office of one (1) year, reelection being permitted.

Article 3 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall have one Secretary, selected among its members, by mutual agreement, at the time of the first meeting of the Sub-Committee, who shall exercise his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Sub-Committee. A chairman of the meetings shall be appointed at each meeting, among the members of the Sub-Committee.

1

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary shall be elected, whose duties shall be exercised until the expiration of the term of office of the member being replaced.

Article 4 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall hold regular meetings once at every quarter, and special meetings, whenever called by the Secretary, on his own initiative or upon request of any of the other members of the Sub-Committee.

Article 5 – A minimum quorum of two (2) members is required for the Accounting and Tax Policies and Financial Statements Committee to validly adopt resolutions, which shall be made by majority vote. In case of tie vote, a new meeting shall be required to be held, with the attendance of all the members of the Sub-Committee, for the matter to be once again submitted to voting and decided.

Sole Paragraph – In the absence of a minimum quorum, as required in the head paragraph of this Article, the Secretary will call a new meeting, which shall be held as urgently as required for the matter to be decided.

Article 6 – The meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 – The decisions of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be made by majority vote, and the member whose vote was defeated will be entitled to have it recorded in the Minutes of the respective meeting.

Article 8 – Minutes shall be drawn-up for all the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committees, which shall be signed by all the attendees.

Article 9 – At the first meeting of the Accounting and Tax Policies and Financial Statements Sub-Committee after its organization, the Sub-Committee shall approved an annual schedule of activities.

Article 10 – During the meetings, any acting member of the Accounting and Tax Policies and Financial Statements Sub-Committee will be entitled to request and to individually review corporate books and other documents, make notes and remarks thereof, which shall be discussed and resolutions shall be made with respect thereto at the respective meetings, provided that such books and documents refer to the matters within the incumbency of the Sub-Committee, under the terms of Article 1 above.

2

Sole Paragraph – Review of the documents shall not be permitted unless at the head-office of the Company and upon prior request.

Article 11 – Requests for information and/or explanations about the Company’s business from any permanent member of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be filed with the management bodies of the Company, in a proper form signed by the Secretary of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 12 – It is the duty of the Secretary to:

(a) call the members of the Sub-Committee to the meetings at least five (5) business days in advance; and

(b) request to the management of the Company such information and/or explanations deemed to be necessary under the terms described in article 10 above.

Sole Paragraph – It is permitted for the Secretary to request to the Board of Executive Officers to make persons available for supporting the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 13 – The presence of members of the Accounting and Tax Policies and Financial Statements Sub-Committee at General Shareholders’ Meetings and Board of Directors’ Meetings, in order to answer to requests of information possibly made by the shareholders or directors may be required by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 – The Accounting and Tax Policies and Financial Statements Sub-Committee may prepare Policies about the matters within its scope of incumbency, under the terms of Article 1 above, which Policies may be changed from time to time by the Accounting and Tax Policies and Financial Statements Sub-Committee itself, provided that these changes are made by unanimous resolution of the Sub-Committee members, without prejudice to the provisions in Article 7 above.

Article 15 – Any cases not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. held on August 12, 2013]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.